Contact

adamtweintraub@gmail.com

www.linkedin.com/in/adamtweintraub (LinkedIn)
www.elemenohealth.com (Company)

Top Skills

Healthcare
Go-to-Market Strategy
Sales and Marketing

Patents

Arm Positioner
Head Positioner
Ulnar Protector
Head Positioner

Adam Weintraub

Chief Commercial Officer | Sales & Commercial Leader | Digital Health & Software
Los Angeles Metropolitan Area

Summary

EXPERIENCE:
Senior healthcare technology commercial executive with over 20 years of experience driving growth at innovative healthcare companies
Strong foundational experience leading sales, marketing, and commercial strategy at high-growth divisions within Fortune 500 companies and in healthcare management consulting which led to a pivot working with early-stage, healthcare startups to help them scale faster
Have scaled businesses from small initial teams to more than 100 employees and achieved revenues over $190M

CAREER HIGHLIGHTS:
Grew a startup healthcare safety division to deliver 100% revenue growth in a five-year period
Scaled a startup healthcare SaaS business to deliver 315% in new ARR growth in first year in role, leading to a ~$3M fundraise
Restructured commercial division and redefined strategy for a hearing care services business to deliver 32% growth in a one-year period
Created and implemented market development initiatives that helped grow a continuous glucose monitoring business by 42% in one year
Led sales team of 60+ in 20 U.S. regions to develop the company's largest national account; grew account sales 54% in a one-year period

WHAT I ENJOY DOING:
Developing go-to-market strategies and scaling revenue at innovative, early-stage healthcare companies
Establishing a clear commercial vision, building and leading high-performing teams, and quickly accelerating growth in large, complex healthcare markets

Building powerful value propositions, clear and focused messaging, and an efficient, repeatable sales motion to optimize product adoption
Solving major problems in healthcare through innovation and technology

Experience

Elemeno Health
1 year 11 months

Chief Commercial Officer
February 2024 - Present (6 months)

Lead all revenue operations including sales, marketing, business development, and client management at Elemeno Health, a high-growth digital health company. Elemeno Health modernizes healthcare training and empowers frontline teams through an intuitive, cloud-based platform, enabling health systems and organizations to deliver safer care at lower costs. The platform supports clinicians and nurses by providing real-time information when it's needed most.

Executive Vice President & Head of Growth
September 2022 - February 2024 (1 year 6 months)
Los Angeles, California, United States

Led Elemeno Health's new business operations; oversaw sales, marketing, business development, and go-to-market strategy.

Audigy
Vice President, Commercial
2019 - 2022 (3 years)
Los Angeles, California, United States

Led the Commercial Division for Audigy, a practice management consultancy in the hearing care space with 325+ audiology and ENT practices under management in the U.S. and Canada. Oversaw all North American Commercial Operations including strategy, sales, marketing, strategic partnerships, and business development.

Ansell
7 years

Senior Director, Healthcare Safety Solutions
2014 - 2019 (5 years)

Greater Los Angeles Area

Led the global Healthcare Safety Solutions division at Ansell Healthcare (surgical safety products); oversaw a direct P&L of $33M and a global team of 100+ individuals across all units/functions including sales, marketing, sales operations, supply chain, sourcing, R&D, QA, and customer service.

Director, Healthcare Safety Devices

2012 - 2014 (2 years)

Greater Los Angeles Area

Led Ansell's Healthcare Safety Device business; oversaw a direct P&L of $17M and multiple functions including marketing, operations, sourcing, finance, quality, R&D, and customer service. Oversaw two sites for business segment and led a team of 40+ individuals.

Medtronic

3 years

Group Product Manager

2012 - 2012 (less than a year)

Greater Los Angeles Area

Global category leader for Medtronic Diabetes' Professional Continuous Glucose Monitoring (CGM) business. Responsible for planning and executing global strategy, leading new product development, and guiding commercialization of business in over 60 countries. Managed upstream and downstream marketing team.

Principal Product Manager / Senior Product Manager

2009 - 2012 (3 years)

Greater Los Angeles Area

Managed Medtronic Diabetes' Global Personal CGM product line ($190M+); created and implemented marketing strategies, led and managed product launches, and spearheaded initiatives to help grow business in 9 global regions; promoted from Senior PM to Principal PM in 2010.

Campbell Alliance

Consultant

2008 - 2009 (1 year)

Greater Los Angeles Area

Consulted to multiple healthcare companies on solving sales, marketing, and commercial challenges.

Johnson & Johnson

7 years

Corporate Account Manager
2004 - 2008 (4 years)
Greater Los Angeles Area

At J&J's OraPharma division, managed several national accounts including company's largest customer, a $425M organization that operates over 300 dental offices in 20 U.S. regional markets. Led sales team of 60+ in implementing product line in accounts.

Senior Account Manager / Account Manager
2001 - 2004 (3 years)

At OraPharma/Johnson & Johnson, launched Arestin, a locally-delivered medication for the treatment of periodontal disease, in the Southern California market. Developed and managed territory business plan, generated new business, and developed market.

Education

Duke University - The Fuqua School of Business
Master of Business Administration - MBA

University of California, Los Angeles
Bachelor of Arts - BA, History